Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

December 10, 2013

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,

each dated April 21, 2011, as supplemented by

Supplement No. 1, dated April 3, 2013

John Deere Capital Corporation

$750 million 1.950% Senior Notes Due December 13, 2018

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$750 million
Trade Date:	December 10, 2013
Settlement Date (T+3):	December 13, 2013
Maturity Date:	December 13, 2018
Benchmark Treasury:	1.250% due November 30, 2018
Benchmark Treasury Yield and Price:	1.445%; 99—2 ¼
Spread to Treasury:	55 basis points
Reoffer Yield:	1.995%
Coupon:	1.950%
Coupon Payment Dates:	Semi-annually on June 13 and December 13, commencing on June 13, 2014 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.787% plus accrued interest from December 13, 2013
Gross Spread:	0.350%
Net Proceeds (%):	99.437% plus accrued interest from December 13, 2013
Net Proceeds ($):	$745,777,500 plus accrued interest from December 13, 2013
CUSIP:	24422ESF7
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	BBVA Securities Inc.
Morgan Stanley & Co. LLC
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

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